

June 21, 2024

Timothy Terry
Principal Executive Officer
OptimumBank Holdings, Inc.
2929 East Commercial Boulevard, Suite 303
Ft. Lauderdale, Florida 33308

> **Re: OptimumBank Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 4, 2024**
> **File No. 333-278970**

Dear Timothy Terry:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

Amendment No. 1 to Form S-3

A significant portion of our loan portfolio is secured by real estate, page 9

1.   We note your response to prior comment 3. Please revise your disclosure to discuss the current real estate environment and economy in which you are operating, and material adverse effects such environment or economy has had on your business and results of operations, if any.

We have a large concentration of commercial real estate loans, page 9

2.   We note your discussion of the risks associated with your commercial real estate portfolio. To provide investors with context on your exposure to different types of commercial real estate loans, please disclose the subclasses by property type, the percentage concentration in each subclass property type, any lending limits per subclass and any concentration among your borrowers.

Timothy Terry
OptimumBank Holdings, Inc.
June 21, 2024
Page 2

<u>Our regulators are focused on commercial real estate lending, page 10</u>

3.   We note that you state that regulators may require banks to maintain elevated levels of capital or liquidity due to commercial real estate loan concentrations. Please clarify if OptimumBank is subject to any additional capital requirements as a result of its portfolio.

     Please contact Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Christina Ahrens, Esq.